FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of November 2019

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes _____ No    X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.      an announcement regarding notice of 2019 second extraordinary general meeting of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on November 1, 2019;

2.        a copy of monthly return of equity issuer on movements in securities of the Registrant, submitted by the Registrant on November 1, 2019; and

3.        an announcement regarding discloseable transaction and continuing connected transactions of the Registrant, made by the Registrant on November 2, 2019.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

NOTICE OF 2019 SECOND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2019 second extraordinary general meeting (the “Extraordinary General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 17 December 2019 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolutions:

ORDINARY  RESOLUTIONS

1.	To consider and approve the proposal regarding the continuing connected transactions for 2020 between the Company and Huaneng Group (Note 1).

2.	To consider and approve the proposal regarding the continuing connected transactions (from 2020 to 2022) between the Company and Huaneng Finance (Note 1).

3.	To consider and approve the proposal regarding the continuing connected transactions (from 2020 to 2022) between the Company and Tiancheng Leasing (Note 1).

By Order of the Board Huaneng Power International, Inc. Huang Chaoquan Company Secretary

As at the date of this notice, the directors of the Company are:

Shu Yinbiao (Executive Director)
Huang Jian (Non-executive  Director)
Wang Yongxiang (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Yue Heng (Independent  Non-executive Director)
Xu Mengzhou (Independent  Non-executive Director)
Liu Jizhen (Independent  Non-executive Director)
Xu Haifeng (Independent  Non-executive Director)
Zhang Xianzhi (Independent  Non-executive Director)

Beijing, the PRC
1  November 2019

Notes:

1.	Please refer to the Company’s announcement published on 1 November 2019 and a circular to be issued before the Extraordinary General Meeting for details.

2.	Proxy

(i)
A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to the H Share registrar of the Company, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time designated for holding of the Extraordinary  General  Meeting.

(iv)	If more than one proxy is appointed by a shareholders such proxies shall only exercise the right to vote by poll.

(v)	The resolutions set out in this Notice will be voted by poll.

3.	Registration procedures for attending the Extraordinary General Meeting

(i)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)	Holders of H Shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 26 November 2019.

(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

4.	Closure of H Share register members

Closure of register of members for the Extraordinary General Meeting

In order to determine the shareholders of H shares who will be entitled to attend the Extraordinary General Meeting, the Company will suspend registration of transfer of shares from 26 November 2019 to 17 December 2019 (both days inclusive).

In order to qualify to attend the Extraordinary General Meeting, shareholders  of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai,  Hong  Kong by no later than 4:30 p.m. on 25 November 2019. Holders of H shares whose names are recorded in the register of member of the Company on 26 November 2019 are entitled to attend the Extraordinary General  Meeting.

5.	Other Businesses

(i)	The Extraordinary General Meeting will last for half day. Shareholders and their proxies who attend the Extraordinary General Meeting shall bear their own travelling and accommodation expenses.

(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East, Wanchai
Hong Kong
(iii)	The business address and contact of the Company are: Capital Market Department
Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District, Beijing 100031, The People’s Republic of China Contact:  Xie  Meixin/Liu Tianyu
Telephone No.:  (+86)-10-6322  6590/6322 6595
Facsimile No.: (+86)-10-6322 6888 Email:  xiemx@hpi.com.cn

(iv)	Time and dates in this notice are Hong Kong time and dates.

Proxy Form for 2019 Second Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*
I (We) (Note  2)  ____________________ of _________________________________________, Shareholders’ Account: ____________________________________ and I.D. No.: ______________________________________________, being the holder(s) of ____________________________________ H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc. (the “Company”)  now  appoint (Note  3)  _________________________________ I.D. No.: _______________________________________  (of  ____________________________________________________), or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following  resolutions  in  accordance  with  the  instruction(s) below and on my(our) behalf at the 2019 Second Extraordinary General Meeting (the “Extraordinary General Meeting”) to be held at 9:00 a.m. on 17 December 2019 at Conference Room A102, Huaneng Building, 6 Fuxingmennei  Street,  Xicheng District,  Beijing,  the  People’s  Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the Extraordinary General Meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion. (Note  6)

ORDINARY RESOLUTIONS		For (Note 4)	Against (Note 4)	Abstained (Note 4)
1.	To consider and approve the proposal regarding the continuing connected transactions for 2020 between the Company and Huaneng Group
2.	To consider and approve the proposal regarding the continuing connected transactions (from 2020 to 2022) between the Company and Huaneng Finance
3.	To consider and approve the proposal regarding the continuing connected transactions (from 2020 to 2022) between the Company and Tiancheng Leasing

Date:	Signature:	(Note 5)

Notes:
1.
Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.
3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the Extraordinary General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the Extraordinary General Meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”. YOU WISH TO VOTE ABSTAINED A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “ABSTAINED” (SUCH ABSTAINED VOTES WILL BE COUNTED IN THE CALCULATION OF THE REQUIRED MAJORITY OF THE RESOLUTIONS). If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his/her discretion or to abstain. Your proxy will also be entitled to vote or abstain at his/her discretion on any resolution properly proposed to the meeting other than those referred to in the notice for the meeting.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf.  If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to the H Share registrar of the Company, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, at least 24 hours before the time designated for the holding of the Extraordinary General Meeting.

*    Please delete as appropriate.

Reply Slip for 2019 Second Extraordinary General Meeting

I/(We) _____________________________________________________________________________________________________________
of _________________________________________________________________________________________________________________
Telephone number: ________________________ and Fax number: _________________________, being the holder(s) of _________________
H Share(s)/Domestic Share(s)* of Huaneng Power International, Inc. (the “Company”) hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2019 Second Extraordinary General Meeting (the “Extraordinary General Meeting”) to be held at 9:00 a.m. on 17 December 2019 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China.

Signature: __________________________________

Date: ___________________________________

Note:
Eligible shareholders who wish to attend the Extraordinary General Meeting are advised to complete and return this reply slip to the Company’s business address at Capital Market Department, Huaneng Power International, Inc., Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6322 6888). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the Extraordinary General Meeting.

*    Please delete as appropriate.

Document 2

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) :	31/10/2019

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer	Huaneng Power International, Inc. (A Sino-foreign joint stock limited company incorporated in the People's Republic of China)
Date Submitted	1 November 2019

I. Movements in Authorised Share Capital

1. Ordinary Shares
(1) Stock code :	902 (Hong Kong Stock Exchange)	Description :	“H” share listed in H.K. “ADR” listed in N.Y.

		No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month		4,700,383,440	1.00	4,700,383,440

Increase/(decrease)		0		0

Balance at close of the month		4,700,383,440	1.00	4,700,383,440

(2) Stock code :	600011 (Shanghai Stock Exchange)	Description :	“A” share listed in Shanghai

		No. of ordinary shares	Par value (RMB)	Authorised share capital (RMB)

Balance at close of preceding month		10,997,709,919	1.00	10,997,709,919

Increase/(decrease)		0		0

Balance at close of the month		10,997,709,919	1.00	10,997,709,919

2. Preference Shares
Stock code :	N/A	Description :

		No. of preference shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

3. Other Classes of Shares
Stock code :	N/A	Description :

		No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

Total authorised share capital at the end of the month (RMB) :	15,698,093,359

II. Movements in Issued Share Capital

	No. of ordinary shares		No of preference shares	No. of other classes of shares
	(1) H Shares	(2) A Shares

Balance at close of preceding month	4,700,383,440	10,997,709,919	N/A	N/A

Increase/ (decrease) during the month	0	0	N/A	N/A

Balance at close of the month	4,700,383,440	10,997,709,919	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer):
Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed
1. N/A

( / / )
shares
(Note 1)

2. N/A

( / / )
shares
(Note 1)

3. N/A

( / / )
shares
(Note 1)
		Total A. (Ordinary shares)			N/A
			(Preference shares)		N/A
			(Other class)		N/A
Total funds raised during the month from exercise of options (State currency)			N/A

Warrants to Issue Shares of the Issuer which are to be Listed:
Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
2. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4. N/A

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

			Total B. (Ordinary shares)		N/A
			(Preference shares)		N/A
			(Other class)		N/A

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed):
Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy))	( / / )
2. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4. N/A

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
Total C. (Ordinary shares)	N/A
(Preference shares)	N/A
(Other class)	N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes):
Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.	N/A

( / / )
Ordinary shares (Note 1)

2.	N/A

( / / )
Ordinary shares (Note 1)

3.	N/A

( / / )
Ordinary shares (Note 1)

	Total D. (Ordinary shares)	N/A
	(Preference shares)	N/A
	(Other class)	N/A

Other Movements in Issued Share Capital:
Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

1. Rights issue	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

2. Open offer	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

3. Placing	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

4. Bonus issue				Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

5. Scrip dividend	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

6. Repurchase of shares				Class of shares repurchased (Note 1)

				Cancellation date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

7. Redemption of shares				Class of shares redeemed (Note 1)

				Redemption date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

8. Consideration issue	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

9. Capital reorganisation				Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

10. Other (Please specify)	At price :	State currency	_________	Class of shares issuable (Note 1)

				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date: (dd/mm/yyyy)	( / / )	N/A	N/A

Total E. (Ordinary shares)	N/A
(Preference shares)	N/A
(Other class)	N/A

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	Nil
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A
(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

IV. Confirmations

~~We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III which has not been previously disclosed in a return published under rule 13.25A, it has been duly authorized by the board of directors of the listed issuer and, insofar as applicable:~~

~~(Note 2)~~

~~(i)~~	~~all money due to the listed issuer in respect of the issue of securities has been received by it;~~

~~(ii)~~	~~all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under “Qualifications of listing” have been fulfilled;~~

~~(iii)~~	~~all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;~~

~~(iv)~~	~~all the securities of each class are in all respects identical (Note 3);~~

~~(v)~~
~~all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;~~

~~(vi)~~	~~all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;~~

~~(vii)~~
~~completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and~~

~~(viii)~~
~~the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.~~

Remarks (if any):
As the Company is incorporated in the PRC, the concept of "authorised share capital" is not applicable. The information shown as "authorised share capital" in section I above refers to
"registered share capital" of the Company.

Submitted by:	Huang Chaoquan
Title:	Secretary of the Board of Directors
(Director, Secretary or other duly authorised officer)

Notes :
1.	State the class of shares (e.g. ordinary, preference or other).

2.
Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases.  Where the issuer has already made the relevant confirmations in a return published under rule 13.25A in relation to the securities issued, no further confirmation is required to be made in this return.

3.	“Identical” means in this context:
●	the securities are of the same nominal value with the same amount called up or paid up;
●
they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

●	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please append the prescribed continuation sheet.

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DISCLOSEABLE TRANSACTION AND
CONTINUING CONNECTED TRANSACTIONS

HUANENG GROUP FRAMEWORK AGREEMENT

On 1 November 2019, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, its ultimate controlling shareholder, for a term commencing on 1 January 2020 and expiring on 31 December 2020. Pursuant to the Huaneng Group Framework Agreement, the Company will conduct (among other things) the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of fuel and transportation services; (iii) leasing of facilities, land and office spaces; (iv) technical services, engineering contracting services and other services; (v) provision of entrusted sale services to Huaneng Group and its subsidiaries and associates; (vi) accept the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates; (vii) sale of products; (viii) purchase of electricity; (ix) sale of electricity; and (x) trust loans and entrusted loans. Such transactions will be conducted on an on-going basis and constitute continuing connected transactions under the Hong Kong Listing Rules.

Among those 10 types of transactions,

(a)     since the transaction scales in relation to the purchase of fuel and transportation services (i.e. type (ii)) exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, such transaction shall be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders;

(b)     the transaction scale of each of type (i) and types (iii) to (ix) transactions does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, thus such transactions shall only be subject to the reporting, annual review and announcement requirements under Rules 14A.55 to 14A.59 and Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules, but are exempt from the Independent Shareholders’ approval requirement; and

(c)     as regards the transactions of trust loans and entrusted loans (i.e. type (x)), pursuant to Rule 14A.90 (which relates to financial assistance) of the Hong Kong Listing Rules, those transactions are exempt from reporting, announcement and the Independent Shareholders’ approval requirements.

HUANENG FINANCE FRAMEWORK AGREEMENT

On 1 November 2019, the Company and Huaneng Finance entered into the Huaneng Finance Framework Agreement, with a term commencing on 1 January 2020 and ending on 31 December 2022. The Huaneng Finance Framework Agreement will constitute the entire framework agreement between the Company and Huaneng Finance with respect to deposit, note discounting and loan.

As the applicable percentage ratios relating to the scale of the deposit transactions (based on the maximum daily balances of the deposits) with Huaneng Finance contemplated under the Huaneng Finance Framework Agreement calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions constitute a discloseable transaction to the Company under Chapter 14 of the Hong Kong Listing Rules and also a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules, subject to the annual reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules.

TIANCHENG LEASING FRAMEWORK AGREEMENT

On 1 November 2019, the Company entered into the Tiancheng Leasing Framework Agreement with Tiancheng Leasing for the purpose of governing the conduct of continuing connected transactions between the Company and Tiancheng Leasing from 2020 to 2022. Tiancheng Leasing Framework Agreement shall be effective from 1 January 2020 to 31 December 2022. Under the Tiancheng Leasing Framework Agreement, the finance lease business conducted by the Company and its subsidiaries with Tiancheng Leasing includes direct lease and sale-and-leaseback.

As the applicable percentage ratios relating to the maximum balances of the Lease Principal with Tiancheng Leasing contemplated under the Tiancheng Leasing Framework Agreement calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions constitute a discloseable transaction to the Company under Chapter 14 of the Hong Kong Listing Rules and also a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules, subject to the annual reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules.

EXTRAORDINARY GENERAL MEETING

The Company proposes to convene an extraordinary general meeting in December 2019 to table the relevant resolutions to seek the approval from the Independent Shareholders of (among others) the continuing connected transactions (including the relevant respective proposed caps) contemplated under each of the Huaneng Group Framework Agreement, Huaneng Finance Framework Agreement and Tiancheng Leasing Framework Agreement.

The Independent Board Committee of the Company will advise the Independent Shareholders on the transactions relating to the purchase of coal and transportation services (including the proposed caps) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest), and will appoint the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the transactions of purchase of coal and transportation services (including the proposed caps) under the Huaneng Group Framework Agreement, the terms of the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest).

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall dispatch a circular containing further details regarding the continuing connected transactions under each of the Huaneng Group Framework Agreement, Huaneng Finance Framework Agreement and Tiancheng Leasing Framework Agreement, a letter from the Independent Board Committee and an opinion of the Independent Financial Adviser to the shareholders as soon as possible, but in any event not later than 2 December 2019.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP, HUANENG FINANCE AND TIANCHENG LEASING

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlled generation capacity of 106,169 MW and equity-based generation capacity of 93,766 MW.

Huaneng Group is principally engaged in the operation and management of enterprise investments development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Huaneng Finance is a company incorporated in the PRC, of which the principal business includes absorbing deposits of the member units, handling loans and financial leasing for the member units, assisting the member units in realizing the receipt and payment of transaction monies, providing guarantee to the member units, handling entrusted loans among the member units, handling bill acceptance and discounting for the member units, engaging in inter-bank borrowings, negotiable securities investment, etc. Huaneng Group holds 52% equity interest in Huaneng Finance. The Company holds 20% equity interest in Huaneng Finance, which in turn holds 0.39% equity interest in the Company.

Tiancheng Leasing is a company incorporated in the PRC, of which the principal business is finance lease. Currently, Tiancheng Leasing has six shareholders. Apart from the 20% equity interest which is held by the Company, the remaining 80% equity interests of Tiancheng Leasing is held by the five controlling subsidiaries of Huaneng Group (of which Huaneng Renewables Corporation Limited holds 5.56% interest, Huaneng Renewables (Hong Kong) Company Limited holds 4.44% interest, Huaneng Capital Services Company Limited holds 39% interest, China Huaneng Group Hong Kong Limited holds 21% interest, Huaneng Lancang River Hydropower Co., Ltd. holds 10% interest).

As at the date of publication of this announcement, HIPDC, being the direct controlling shareholder of the Company, holds 32.28% of the total equity interest in the Company, while Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC. In addition, Huaneng Group holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group) and a 0.39% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). Huaneng Group is the ultimate controlling shareholder of the Company.

Under Chapter 14A of the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates, Huaneng Finance and Tiancheng Leasing) constitute connected transactions of the Company, and are subject to the relevant disclosure and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

HUANENG GROUP FRAMEWORK AGREEMENT

The Company entered into a framework agreement with Huaneng Group on 11 December 2018 (the “2019 Huaneng Group Framework Agreement”) for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2019. The 2019 Huaneng Group Framework Agreement will expire on 31 December 2019. In order to continue the relevant transactions, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group on 1 November 2019 for a term commencing on 1 January 2020 and expiring on 31 December 2020.

Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on- going basis:

(1)	Purchase of ancillary equipment and parts

Due to operational needs, the Company and its subsidiaries have to purchase ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction works for power plants. Pursuant to the provisions of the 2019 Huaneng Group Framework Agreement with respect to the purchase of ancillary equipment and parts in 2019 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2019 was set at RMB500 million. During the period from 1 January 2019 to 30 September 2019, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB66 million. It is estimated that by the end of 2019, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2019. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustments to the anticipated transactions made by the Company according to the actual overall business scale and operation of the Company and market changes.

For 2020, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB700 million. Such cap is estimated on the basis of the overall business scale and operation of the power plants of the Company and its subsidiaries, a reasonable expectation of the Company and its subsidiaries as to the development of the relevant power plants, and also taking into account at the same time the benefit of offering favourable prices on bulk purchases by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favourable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for ancillary equipment and parts, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the ancillary equipment and parts in a timely and reliable manner, thereby minimising the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rules 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2020 exceeds the above cap (i.e. RMB700 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(2)	Purchase of fuel and transportation services

The Company’s main fuel for power generation is coal. Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase fuel and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation services shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of coal supply or transportation services.

Pursuant to the provisions of the 2019 Huaneng Group Framework Agreement with respect to the purchase of fuel and transportation services in 2019 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2019 was set at RMB48.9 billion. During the period from 1 January 2019 to 30 September 2019, the aggregate transaction amount (unaudited) for purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB25.688 billion. It is estimated that by the end of 2019, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2019. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustments to the transactions made by the

Company according to the actual operations of the Company and market changes; and the substantial changes in the coal market and transportation market as compared with expectation, resulting in a substantial difference between the estimated transaction amount and the actual transaction amount.

The cap of the transaction amount for purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2020 is estimated to be RMB49.9 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set based on the current overall business scale and operation of the Company and the power plants of its subsidiaries, and the reasonable expectation of those power plants by the Company and its subsidiaries, and at the same time the capability in offering relatively competitive prices on bulk purchase by scale purchase of coal and transportation by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of fuel and transportation services is that they can offer more favourable prices for bulk purchase of fuel and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for purchases of fuel and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with fuel and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

The estimated transaction amount for 2020 is based on the increase derives primarily from Huaneng Supply Chain Platform Technology Co., Ltd. (the “Platform Company”). The Platform Company was established by Huaneng Group as an enterprise with market competitiveness to respond to market changes, and to grasp the competitive advantage of the free zone (free port) constructed in Hainan, so as to leverage on the competitive edge of resource sharing, complementary advantages, and synergistic development on aspects of resources, finance, logistics, etc. to shorten the transportation chain for serving the power plants within the intragroup of Huaneng Group with competitive prices. In individual purchases, the prices of the fuel and transportation services offered by Huaneng Group and its subsidiaries and associates were relatively not competitive when compared with the prices offered by independent third parties. With the establishment of the Platform Company, it is expected that the transaction amount on individual purchases of fuel and transportation services in 2020 will be increased. The increase in cap of the transaction amount for purchase of fuel and transportation services in 2020 has primarily taken into account the anticipated increase in volume of such individual purchases.

The Company has a right in procurement selection. For the Platform Company to participate in the Company’s procurement auction, the Company shall make use of the scale procurement advantage of the Platform Company with prices no less favourable than the prices offered by independent third parties offered to the Company and its subsidiaries and at the same time to leverage on the free trade zone in Hainan, the place where the Platform Company was established, to enjoy the advantage brought about by the benefits of the Government policies to further lower the procurement costs.

The Board is of the view that the transactions for the purchase of fuel and transportation services from Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transactions will not (and the Company will through its internal control system ensure that such transactions will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(3)	Leasing of facilities, land and office spaces

For operational needs, the Company and its subsidiaries have to lease facilities, land and office spaces (mainly including power transmission and transformation assets, vessels, land and office spaces for power plants, etc.) from Huaneng Group and its subsidiaries and associates. Pursuant to the provisions of the 2019 Huaneng Group Framework Agreement with respect to the leasing of facilities, land and office spaces in 2019 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2019 was set at RMB200 million. During the period from 1 January 2019 to 30 September 2019, the aggregate transaction amount (unaudited) which has already been paid by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces was approximately RMB89 million. It is estimated that by the end of 2019, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2019.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the leasing of facilities, land and office spaces by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates in 2020 is estimated not to exceed RMB400 million. The estimate of such cap amount is based on the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of favourable prices offered by Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces.

In respect of leasing of facilities, land and office spaces, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favourable prices for leasing of facilities, land and office spaces. Taking into consideration the ability of Huaneng Group and its subsidiaries and associate in offering more favourable prices for leasing of facilities, land and office spaces, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the leased facilities, land and office spaces in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of facilities, land and office spaces to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of leased facilities, land and office spaces. In addition, the payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into in future pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2020 exceeds the above cap (i.e. RMB400 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(4)	Technical services, engineering contracting services and other services

The reciprocal technical services, engineering contracting services and other services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates mainly include the provision of maintenance services for power plants’ monitoring systems, real-time consolidation of project data, trial run of generating units, supervision of manufacture of facilities for construction works in progress and insurance services by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/production related services to Huaneng Group and its subsidiaries and associates. Pursuant to the 2019 Huaneng Group Framework Agreement, the cap for the aggregate transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates for 2019 and the provision of operation/ production and related services from the Company and its subsidiaries to Huaneng Group and its subsidiaries and associate for 2019 were set at RMB2.8 billion. During the period from 1 January 2019 to 30 September 2019, the aggregate transaction amount (unaudited) between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates was approximately RMB879 million. It is estimated that by the end of 2019, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2019. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the fact that adjustments were made to the projected transactions based on the Company’s actual business scale and operation as a whole and the changes in market conditions.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to technical services, engineering contracting services and other services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates in 2020 is estimated not to exceed RMB1.8 billion. The estimate of such cap is based on the one hand on the existing overall business scale and operation of the power plants of the Company and its subsidiaries as well as the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, having taken into account the benefit of favourable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates, and on the other the needs for providing and engaging in relevant business operation by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries.

On the one hand, the competitive advantage of Huaneng Group and its subsidiaries and associates in terms of providing technical services, engineering contracting services and other services is that they can offer more favourable prices to the Company and its subsidiaries. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for technical services, engineering contracting services and other services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the technical services, engineering contracting services and other services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries. In addition, some of the subsidiaries and associates of Huaneng Group focus on researching information technology and national new energy power generation technology, as well as equipment of thermal energy in power plants, therefore can provide reliable and efficient services of information technology and project contracting, and can also provide advanced and comprehensive power station-specific technical services and project contracting services, which can lower the operational costs of the Company and its subsidiaries. On the other hand, the Company is of the view that the provision of relevant production and operation services to Huaneng Group and its subsidiaries and associates can bring operational benefits to the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices of transactions with respect to technical services, engineering contracting services and other services between the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of technical services, engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions with respect to technical services, engineering contracting services and other services as contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2020 exceeds the above cap (i.e. RMB1.8 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(5)	Provision of entrusted sale services to Huaneng Group and its subsidiaries and associates

The provision of entrusted sale services by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates involves mainly the use of power generation quota of the Company and its subsidiaries for substituted power generation by Huaneng Group and its subsidiaries and associates. Pursuant to the provisions of the 2018 Huaneng Group Framework Agreement with respect to the purchase of entrusted sale services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2019 was set at RMB500 million. During the period from 1 January 2019 to 30 September 2019, the aggregate transaction amount (unaudited) which has already been paid by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for the purchase of entrusted sale services was approximately RMB22 million. It is estimated that by the end of 2019, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2019. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the fact that adjustments were made to the projected transactions based on the Company’s actual business scale and operation as a whole and the changes in market conditions.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount for the provision of entrusted sale services by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for 2020 is estimated to be RMB400 million. Such cap is set on the basis of the current overall business scale and operation of the transaction parties, estimation of the on-grid tariff and substituted tariff, and reasonable expectation of the Company and its subsidiaries as to the development of the transaction parties. In order to implement the State’s energy saving and emission reduction strategies, to save the production cost and to boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions with power plants in the places where the Company and its subsidiaries are located (including with connected persons and non-connected persons). The advantage of Huaneng Group and its subsidiaries and associates is that they maintain a relatively good relationship with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the provision of the entrusted sale services by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the provision of the entrusted sale services as contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2020 exceeds the above cap (i.e. RMB400 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(6)	Accept the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates

The provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries involves mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company and its subsidiaries. Where the Company and its subsidiaries generate electricity under the quota of and in substitution for Huaneng Group and its subsidiaries and associates, payments under such transactions will be settled in two ways: (1) upon power generation, the Company and its subsidiaries shall settle the payment with the power grid company before paying the difference to Huaneng Group and its subsidiaries and associates; and (2) upon power generation, Huaneng Group and its subsidiaries and associates shall settle the payment with the power grid company before paying substituted power generation costs and other relevant expenses to the Company and its subsidiaries. Pursuant to the 2019 Huaneng Group Framework Agreement with respect to the acceptance for provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries, the cap of the aggregate transaction amount for 2019 was set at RMB600 million. During the period from 1 January 2019 to 30 September 2019, the aggregate transaction amount for the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries was RMB0. It is estimated that by end of 2019, the aggregate of the actual transaction amount will not exceed the anticipated transaction amount in 2019. The reason for the substantial difference between the estimated transaction amount and the actual transaction amount was due to the adjustments made by the Company based on the actual overall business scale and operation status and the changes in market.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to such entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates for 2020 is estimated to be RMB600 million. Such cap is set on the basis of the current overall business and operation scale of the transaction parties, estimation of the on-grid tariff and substitution tariff, and reasonable expectation of the Company and its subsidiaries as to the development of the transaction parties.

In order to increase electricity output and boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions with power plants already closed or still in operation in the places where they are located (including connected persons and non- connected persons). The advantage of Huaneng Group and its subsidiaries and associates in the provision of substituted power generation is that they charge higher tariffs so that the Company and its subsidiaries can produce a higher marginal contribution. Besides, Huaneng Group and its subsidiaries and associates maintain good relationship with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries are negotiated at arm’s length terms, taking into account the then prevailing market conditions, but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of services.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2020 exceeds the above cap (i.e. RMB600 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(7)	Sale of products

To be more cost-efficient in management, the Company’s subsidiary(ies) will sell products (mainly coal) to Huaneng Group and its subsidiaries and associates. The prices and charges of coal will be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and other related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and other related products. Pursuant to the 2019 Huaneng Group Framework Agreement, the cap of the aggregate transaction amount with respect to the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for 2019 was set at RMB600 million. During the period from 1 January 2019 to 30 September 2019, the aggregate transaction amount (unaudited) for the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was RMB0. It is estimated that by the end of 2019, the actual aggregate transaction amount will not exceed the anticipated transaction amount for 2019. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustment to transactions according to the changes in coal demand by certain power plants of Huaneng Group and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates for 2020 is estimated to be RMB600 million. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms to be agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. Such estimate of cap amount is based on the demand of coal and relevant products of the power plants of Huaneng Group and its subsidiaries in 2020 and more favorable pricing by way of bulk purchase. In order to leverage the advantage of scale procurement, the Company may increase the purchase volume of coal and re-sell excess portion to the power plants of Huaneng Group and its subsidiaries.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2020 exceeds the above cap (i.e. RMB600 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(8)	Purchase of electricity

The electricity purchase by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates is mainly attributable to the demand for participation in the electricity market transactions by local government(s) and electricity trading centres organised in their respective regions. Pursuant to the provisions of the 2019 Huaneng Group Framework Agreement with respect to the purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2019 was set at RMB300 million. During the period from 1 January 2019 to 30 September 2019, the transaction amount (unaudited) in respect of the purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was RMB0. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustments made by the Company based on the actual overall business scale and operation status and the changes in market.

For 2020, the transaction amount with respect to purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates is estimated to be RMB300 million. Such cap is estimated on the basis of the operation targets of electricity sales companies of the Company to be achieved, the principle of maximising the interests of the Company, and in accordance with the rules of market exchange promulgated by the government, and the electricity sales companies of the Company purchase electricity from power plants of connected persons or sales companies.

Pursuant to the current transaction settlement method, the Company and its subsidiaries purchase electricity from power plants of connected persons (including Huaneng Group and its subsidiaries and associates) or electricity sales companies and settle through the grid enterprises in accordance with the contractual agreements between the parties to the transaction. There is no actual settlement relationship between the Company and its connected persons (including Huaneng Group and its subsidiaries and associates), and the transaction amount is determined according to the contractual terms of both parties to the transaction.

The Board (including the independent non-executive Directors) is of the view that the transactions for purchase of electricity from Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2020 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(9)	Sale of electricity

The electricity sale by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates is mainly attributable to the demand for participation in the electricity market transactions by local government(s) and electricity trading centres organised in their respective regions. Pursuant to the provisions of the 2019 Huaneng Group Framework Agreement with respect to the sale of electricity by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2019 was set at RMB900 million. During the period from 1 January 2019 to 30 September 2019, the transaction amount in respect of the sale of electricity by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was approximately RMB0. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustments made by the Company based on the actual overall business scale and operation status and the changes in market.

For 2020, the transaction amount with respect to sale of electricity by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates is estimated to be RMB300 million. Such cap is estimated on the basis of the operation targets of power plants and electricity sales companies of the Company to be achieved and the principle of maximising the Company’s interests, according to the trading rules promulgated by the government, sale of electricity to power-consuming enterprises or electricity sales companies of connected persons by power plants or electricity sales companies of the Company.

Pursuant to the current transaction settlement method, the Company and its subsidiaries sell electricity to users of connected persons (including Huaneng Group and its subsidiaries and associates) or electricity sales companies, and settle through the grid enterprises in accordance with the contractual agreement between the parties to the transaction. There is no actual settlement relationship between the Company and its connected persons (including Huaneng Group and its subsidiaries and associates), and the transaction amount is determined according to the contractual terms of both parties to the transaction.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of electricity to Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2020 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(10)	Trust loans and entrusted loans

Trust loan is direct borrowing of loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates without the involvement of any agent bank as an intermediary, whereas entrusted loan is primarily organized between Company and its subsidiaries and Huaneng Group and its subsidiaries and associates with a trustee or agent bank acting as an intermediary. The Huaneng Group Framework Agreement has also included (i) borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates; and (ii) the provision of entrusted loans from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. For reasons as set out in the paragraph below, the trust loans and the entrusted loans under the Huaneng Group Framework Agreement are exempted the reporting, announcement and Independent Shareholders’ requirements under the Hong Kong Listing Rules. The setting of the cap of the transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans borrowed and the transaction amount (i.e. amount of the entrusted loans) of the entrusted loans received is to comply with the disclosure requirements under the Shanghai Listing Rules. The cap of the amount of interest arising from the transactions (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans borrowed for 2020 is expected to be RMB200 million and the transaction amount (i.e. amount of the entrusted loans) of the entrusted loans received for 2020 is expected to be RMB5 billion (maximum daily balance of the loan).

Given that the trust loans and entrusted loans are obtained by the Company and its subsidiaries from or through Huaneng Group and its subsidiaries and associates on normal commercial terms which are comparable to or more favourable than those available from independent third parties for similar services in the PRC and that no security is granted over the assets of the Company and its subsidiaries in respect of such services, the trust loans and entrusted loans contemplated under the Huaneng Group Framework Agreement are exempted from all the reporting, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 (which relates to financial assistance) of the Hong Kong Listing Rules. The Company therefore only makes disclosure in light of the Company’s announcement disclosed on the Shanghai Stock Exchange.

Fairness of the continuing connected transactions under the Huaneng Group Framework Agreement and their impacts on the independency of the Company

The Huaneng Group Framework Agreement is signed on normal commercial terms which are fair and reasonable, with the prices/fees/interests agreed and confirmed by both parties by negotiating and concluding with arm’s length terms, taking into account the then prevailing market conditions, and the terms of the relevant agreement and the transactions under such agreement offered to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are no less favourable than those available from independent third parties. The Company and its subsidiaries will sign necessary written agreements on specific transactions with Huaneng Group and its subsidiaries and associates within the range set by the above-stated framework agreement according to actual conditions, and pay and/or charge the relevant prices/fees/interests based on the agreed method set forth in the relevant agreements.

The Company will, through the Huaneng Group Framework Agreement and a series of management arrangements in accordance with the regulatory requirements, maintain its independency in decision- making, the fairness of the prices of the transactions as well as the flexibility of the Company in connected transactions so as to alleviate the independence on its controlling shareholder. Such arrangements shall include without limitation the Company’s right to make independent decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the terms obtained by the Company from Huaneng Group will be no less favorable than those available from independent third parties.

Based on the above, the Company is of the opinion that the Huaneng Group Framework Agreement and the continuing connected transactions thereunder are in the interests of the Company and the shareholders as a whole. Meanwhile, the Company has a complete business system and the ability to operate independently facing the market, therefore the above-stated framework agreements and the continuing connected transactions contemplated thereunder do not affect the independency of the Company.

Measures to safeguard the interest of the Independent Shareholders

Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company, and will adopt a series of risk management arrangements, and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of choice of the Company to conduct transactions with independent third parties other than Huaneng Group and its subsidiaries and associates. The relevant arrangements include:

•	the continuing connected transactions contemplated under the Huaneng Group Framework Agreement are conducted on a non-exclusive basis;

•
for transactions relating to the purchase of ancillary equipment and parts, the Company has a choice in selecting the procurement. In participating the Company’s procurement auction, the Company will ensure that the prices will be no less favourable than the procurement prices offered to the Company and its subsidiaries. To better understand the market trend, and to compare prices and bid prices during the auction process, the Company will conduct such transactions according to the Company’s procurement policy, which mainly stipulates that at times when there are needs for purchasing transactions, the Company will, from time to time, obtain quotations from reputable suppliers (including Huaneng Group and its subsidiaries and associates) and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the corporate background of the counterparty; its reputation and reliability; its ability to conduct the transaction in accordance with the terms of the contract; and its understanding of the Company’s needs, in order to maximising the Company’s interest in the transaction and at the same time reduce the Company’s time and costs of transaction;

•
for transactions in relation to the purchase of fuel and coal transportation services, the Company has established a dedicated mechanism for information exchange and weekly and monthly information analysis, which mainly consists of: (i) collection of price information, such as pithead prices, listed prices at major coal production localities, inland coal transaction price indices, aximi price indices, domestic futures indices, global coal prices, and price indices of imported coal; and in addition, information relating to the storage at harbours, the production, transportation and sale of coal, and price indices of freights is also collected as an aid in analysing the trend of the market price. The major information collection channels of the Company include: China Coal Market website 中國煤炭市場網 (http://www.cctd.com.cn), China Coal Resources website 中國煤炭資源網 (http://www.sxcoal.com) and Qinhuangdao Coal website 秦 皇 島 煤 炭 網 (http://www.cqcoal.com), etc.; (ii) the Company has also established the Qinhuangdao distribution centre, which is charged with the monitoring of the daily, weekly and monthly prices of coal based on aximi and water transportation and related developments; (iii) the Company’s branch companies and power plants are charged with collecting information on the market and pithead prices of their own location. In terms of pricing, the Company will issue weekly the guidance procurement price of coal for coastal power plants (based on the market information collected and generally lower than the then prevailing market price), the Company will invite at least three suppliers (including Huaneng Group and its subsidiaries and associates) to provide coal quotations within the range of the guidance procurement price as well as the price for transportation services. The Company shall assess the quotations based on factors such as quality, locality and market conditions, in order to determine the appropriate price for the purchase of fuel and the price for coal transportation. If two or more of the quotations obtained fall within the price for the purchase of fuel and coal transportation, factors such as the long-term relationship between the Company and the local large-scale coal enterprise and the ability of such enterprise to provide a stable supply of coal will be considered before the Company makes a final decision to purchase the fuel and coal transportation services. The Company will independently choose and purchase from the best offer according to the market conditions relied upon in developing the Company’s procurement strategies. The Company will independently choose and purchase from the best offer according to the market conditions relied upon in developing the Company’s procurement strategies. The Company believes that such purchaser-oriented pricing process will lead to an open and transparent market mechanism for competition on prices;

•
for transactions in relation to the purchase of fuel and coal transportation services, the “market conditions” relied upon in developing the Company’s procurement strategies can principally be summarised in the following manner: (i) changes in the prices of coal; (ii) aspects on coal transportation, including status on ship transportation at port (e.g. in circumstances where the northern ports such as Qinhuangdao are stranded seriously, the Company will arrange certain coal to be imported), the status on railway transportation (e.g. substantial overhaul of Datong Qinhuangdao railway), the status on road transportation (e.g. where the northern regions are affected by seasonal rain/snow); (iii) production condition (e.g. where major cooperation partners for coal supply or regional coal enterprises experience any safety incidents which may lead to a suspension in coal production or safety checks and hence the coal mine safety inspections may affect domestic coal production or supply of coal regionally, or where the import of coal from coal production areas like Indonesia, Australia, Colombia, South Africa, etc. are affected by incidents of natural disasters, storm, typhoon, strike, etc.); (iv) status on level of inventory (including changes in the inventory at major ports and where power enterprises and coal companies run low in stock; and (v) status on changes in policy. The State has promulgated a number of environmental protection policies and coal industry policies which may have an impact on the volume of coal consumption, the types and quality of coal required by power enterprises. The Company will timely follow and collect latest information on market condition for assessing and formulating the Company’s procurement strategies;

•
for transactions in relation to leasing of power transmission and transformation assets, the lease by the Company and its subsidiaries of such facilities from Huaneng Group and its subsidiaries and associates is based on arm’s length terms. The leasing fee payable is principally to offset the outlay of the supplier’s costs, interest payment, operational expenses in maintenance, etc. Such leasing fee has been adopted for use since 2004 and has not been adjusted on account of inflation or other factors during such period. For transactions in relation to the leasing of land and office spaces, the Company will have regard to the then prevailing market rent for similar types of properties in the nearby locations (which is publicly available information), and/or consult reputable local real estate agents for benchmarks of assessment. Such transactions will be reviewed by the Company’s legal department in the legal aspects and approved by the contract management department;

•
for transactions in relation to provision of technical services, engineering contracting services and other services, the Company, at times when there are needs for purchasing transactions, will conduct such transactions according to the relevant procurement management rules, and will from time to time obtain quotations from suppliers of scale (including Huaneng Group and its subsidiaries and associates), and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries in conducting such procurements. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the Company’s specific requirements in a transaction, the comparable advantages of the technological expertise of counterparties and the ability of counterparties to perform the contract and to provide follow-up services consequential to completion of a transaction, in order to maximise the Company’s interest. As regards the provision of operation/production and related port supportive services, the prices are basically market-driven according to the prevailing market conditions. Nonetheless, the Company will conduct enquiry process by making reference to at least three other contemporaneous transactions with unrelated third parties for similar services to determine if the prices and terms offered by Huaneng Group and its subsidiaries and associates are fair and reasonable and comparable to those offered by independent third parties;

•
for transactions in relation to the provision of entrusted sale services to Huaneng Group and its subsidiaries and associates, and the acceptance of provision of entrusted sale services from Huaneng Group and its subsidiaries and associates, it is formulated in tandem with the State’s electricity system reform policies and clean energy adoption measures. Through the centralised coordination, the Company will conduct the transactions in accordance with the implementation rules governing substituted power generation in the area(s) where such power plant(s) is/are located, having taken into account the status regarding the operation of the Company’s generating units and the actual changes in the market;

•
for transactions in relation to sale of products, in principle, the fuel company (which is 100% owned by the Company) will only sell coal to the Company’s power plants. The Company will strictly control the conduct of coal sale transactions between the fuel company and related power plants. In circumstances where there is a severe shortage in the level of inventory in the power plants, the Company will, on condition that the Company’s own power plants are preserved with sufficient coal supply for operation, sell the excess coal, as a temporary measure, to related power plants at prices according to the changes in market conditions. The Company will, through the information collection channels mentioned in transaction regarding purchase of fuel and coal transportation services above, with reference to the then market conditions and in conjunction with the costs for coal purchase by the fuel company, determine the then selling prices, so as to recoup the costs and to have a small profit;

•
the purchase of electricity transactions will be conducted in accordance with the principles of the “Several Opinions on Further Deepening the Reformation of the Power System” (Zhong Fa [2015] 9) and the Opinions on Implementation of Orderly Liberalising Power Generation and Utilization Plan《關於有序放開發用電計劃的實 施意見》and based on the operation targets of power plants and electricity sales companies of the Company, the analysis of the need for electricity by national large users and the principle of maximising the interests of the Company, and if the electricity sales companies of the Company purchase electricity from power plants or electricity sales companies of connected persons, the transaction prices for purchase of electricity from connected persons will be similar to the average price level of similar transactions in the market. In this regard, the Company will obtain at least three quotations from reputable suppliers (including Huaneng Group and its subsidiaries and associates) and/or in certain circumstances make price enquiries in accordance with the Company’s procurement policy;

•
the sale of electricity transactions will be conducted in accordance with the principles set forth in the Opinions on Implementation of Promoting the Reform of Electricity Sale《關於售電側改革的實施意見》jointly issued by the NDRC and the NEA and the Opinions on Implementation of Orderly Liberalising Power Generation and Utilization Plan《關於有序放開發用電計劃的實施 意 見 》 and based on the operation targets of power plants and electricity sales companies of the Company, the analysis of electricity consumers’ requirements and the principle of maximising the interests of the Company, and if the power plants or electricity sales companies of the Company sell electricity to power-consuming enterprises or electricity sales companies of connected persons, the transaction prices for sale of electricity to connected persons will be similar to the average price level of similar transactions in the market. The Company will conduct enquiry process by making reference to at least three other contemporaneous transactions with unrelated power-consuming enterprises or electricity sales companies to determine if the prices and terms offered by Huaneng Group and its subsidiaries and associates are similar to the average price level of similar transactions in the market;

•
trust loans and entrusted loans transactions with Huaneng Group and its subsidiaries and associates will be conducted largely depend on the Company’s overall fund size, the actual business needs of the Company, the changes in the capital market and the availability of fund that the Company can obtain through financial institutions. All application for loans by operating units of the Company shall be submitted to the finance department in accordance with the Contract Management Rules of the Company. Through centralized co-ordination by the finance department of the Company, offers for the loans will be obtained from at least three financial institutions and non-financial institutions including Huaneng Group and its subsidiaries and associates for review and comparison by the finance department of the Company and approval by the chief accountant of the fund coordination committee ( 資 金 協 調 會 ); and

•
the contract management department will strictly review contracts, the contract enforcement department will timely monitor the amount of connected transactions, and the relevant functional departments will supervise the compliance monitoring in production and operation. In addition to the annual review of the performance of specific contracts by the independent non- executive Directors and the Company’s auditors, the Company’s supervisors will also monitor the working arrangements involved in the Company’s continuing connected transactions, and review whether the Company’s transactions are fair and conducted at reasonable transaction prices.

HUANENG FINANCE FRAMEWORK AGREEMENT

The Company entered into a framework agreement with Huaneng Finance on 5 December 2016 for the purpose of governing the conduct of the continuing connected transactions between the Company and Huaneng Finance from 2017 to 2019 (the “2017-2019 Huaneng Finance Framework

Agreement”). Such framework agreement will expire on 31 December 2019. On 1 November 2019, the Company entered into the Huaneng Finance Framework Agreement with Huaneng Finance, effective for the term commencing from 1 January 2020 to 31 December 2022. Huaneng Finance Framework Agreement will constitute the entire framework agreement between the Company and Huaneng Finance with respect to deposit, note discounting and loan.

Pursuant to the Huaneng Finance Framework Agreement, the Company and its subsidiaries will conduct the following transactions with Huaneng Finance on an on-going basis:

(1)	Cash Deposits

The Company from time to time places deposits with Huaneng Finance at rates which are no less favourable than the rates available from independent third parties for provision of similar services in the PRC. In addition, the Company will also utilise the note discounting services provided by Huaneng Finance at a service fee lower than the service fees payable to independent third parties for provision of similar services in the PRC.

Pursuant to the 2017-2019 Huaneng Finance Framework Agreement entered into between the Company and Huaneng Finance, for the period from 1 January 2017 to 31 December 2019, the outstanding balances of the Company’s deposits with Huaneng Finance should not exceed RMB13 billion on a daily basis, the total amount of the note discounting should not exceed RMB1 billion per annum and the maximum balances of loans should not exceed RMB13 billion (or its equivalent) on a daily basis.

For the years ended 2017 and 2018, and the period from 1 January 2019 to 30 September 2019, the maximum outstanding balances of the deposits placed with Huaneng Finance, on a daily basis, were RMB12.958 billion (audited), RMB12.999 billion (audited) and RMB12.996 billion (unaudited), respectively. The Company estimates that during the period from 2020 to 2022, the outstanding balances of the deposits to be placed with Huaneng Finance on a daily basis shall not exceed RMB14 billion (or its equivalent).

The estimates on the relevant deposit amounts from 2020 to 2022 are based on the following considerations: (1) the deposit amounts will successively increase following the successive expansion of the scale of assets of the Company; (2) the Company has become a shareholder and held a 20% equity interest in Huaneng Finance since December 2005, and as such the profit growth in Huaneng Finance brought by the support from the Company will also bring about more returns for the Company.

The Company may, from time to time and as necessary, enter into separate implementation agreements with Huaneng Finance for individual deposit transactions contemplated under the Huaneng Finance Framework Agreement. Each implementation agreement will set out the specific terms of the particular deposit transaction. As the implementation agreements are to provide for the deposit services as contemplated by the

Huaneng Finance Framework Agreement, they will not constitute new categories of connected transactions. The terms of such implementation agreements will be within the bounds of the Huaneng Finance Framework Agreement and the caps thereunder.

The commercial terms offered under any implementation agreements to be entered into between Huaneng Finance and the Company will be negotiated on arm’s length terms, taking into account the prevailing market conditions, and will be no less favourable than those offered to the Company by domestic independent third parties for provision of similar service.

The Directors and senior management of the Company will monitor closely and review regularly the deposit transactions of the Company. The Company will adopt a series of risk management arrangements, and endeavour to maintain, in relation to the deposit transactions, the independence of the Company; the fairness of the amount of deposits; the fairness of the terms of the transactions; and the right of choice of the Company to place deposits with independent third parties other than Huaneng Finance.

The reporting and record systems and internal control procedures taken by the Company include:

•	the deposit transactions under the Huaneng Finance Framework Agreement are conducted on a non-exclusive basis;

•
the Finance and Budget Department of the Company has implemented an interest rate adjustment mechanism by reviewing regularly the terms and the contemporaneous interest rates etc. relating to placing deposits, loan advancement and note discounting offered by major domestic commercial banks including but not limited to The Bank of China Limited, Industrial and Commercial Bank of China Limited and China Construction Bank Corporation, and compare the same with the interest rate from time to time promulgated by the PBOC and the terms and interest rate(s) offered by Huaneng Finance before entering into of the relevant transaction with Huaneng Finance. The mechanism allows the Company to obtain the most favourable terms relating to placing deposits, loan advancement and note discounting, so as to maximise the Company’s interest in transactions and reduce the transactional costs and time of the Company;

•	the Company will conduct quarterly checking and clearing with related parties (including Huaneng Finance) in relation to the operational fund transfers in order to ensure the safety of funds;

•
the Company will strictly review contracts and timely monitor the amount and interest rate of the deposit transactions; also, the independent non-executive Directors and the Company’s auditors will review annually the performance of agreements, in order to review the Company’s deposit transactions with Huaneng Finance on their fairness and the amount and interest rate of the deposit transactions on their reasonableness.

The Directors are of the view that the deposit transactions do not have any effect on the assets and liabilities of the Company. Instead, the Company can earn interests out of the deposit transactions.

The importance and hence the necessity of the deposit transactions contemplated under the Huaneng Finance Framework Agreement to the Company are set out as follows:

(i)
The increase of the cap on the maximum outstanding balance of the deposits (on daily basis) is to meet the business development of the Company. At the same time, as most of the tariffs payments are usually made by the local power grid companies towards the end of each month, there exists a gap between the practical need and the existing cap on the outstanding balances of the deposits (on daily basis). If the maximum outstanding balance of the deposits (on daily basis) was not adjusted, the Company would need to spend more administrative costs in relocating the funds under its control more frequently so as to maintain and monitor such balance to a level not to exceed the maximum cap, thus increasing the Company’s compliance risks.

(ii)
Loans from Huaneng Finance have to be placed in designated account with Huaneng Finance. Like the arrangement with other commercial banks, the loans offered by Huaneng Finance are all required to be remitted to and deposited in the Company’s designated deposits account with Huaneng Finance. The deposit transactions with Huaneng Finance help systemically manage the capital utilization. Being familiar with the business and operation of the Company, Huaneng Finance is able to provide more cost-efficient, convenient, comprehensive and personalised financial services to the Company than the deposit services provided by other commercial banks.

(iii)
The deposit interest rates offered to the Company. The deposit interest rates to be offered by Huaneng Finance will be at least equal to or no less favourable than the then prevailing deposit rates offered to the Company by domestic independent third parties for provision of similar services.

(iv)
The Company has become a shareholder of Huaneng Finance since December 2005 and holds 20% of its equity interest. The profit growth of Huaneng Finance derived from the Company’s support to Huaneng Finance will provide a higher investment return to the Company.

(2)	Note Discounting Services and Loan Advancement Services

In addition, the Company and its subsidiaries will also use the note discounting services and loan advancement services provided by Huaneng Finance as Huaneng Finance is more efficient in terms of note discounting services and loan advancement services than the general domestic commercial banks that perform similar services for the Company and its subsidiaries (mainly due to the fact that less time is required to process the transactions). The Company considers that the provision of note discounting and loan advancement services by Huaneng Finance will be conducive to increase the operation efficiency in the use of funds by the Company. In respect of the loan services, none of them will require any security on the part of the Company. Pursuant to the Huaneng Finance Framework Agreement, Huaneng Finance shall provide the note discounting and loan advancement services on normal commercial terms and on terms which are no less favourable than those available from independent third parties. The interest rate on loan advancement service to be offered by Huaneng Finance to the Company and its subsidiaries will primarily be based on the benchmark interest down within the range from 5% to 10% offered by PBOC for the contemporary period, whilst the prices of the note discounting will be no less favourable than those offered by other major domestic commercial banks. The Company estimates that the total transaction amount relating to the note discounting services provided by Huaneng Finance for each of 2020, 2021 and 2022 will be RMB1 billion while the maximum loan outstanding balance (on daily basis) for each of 2020, 2021 and 2022 will be RMB16 billion (or its equivalent). The estimates on the amounts of note discounting and loans from 2020 to 2022 are based on the historical note discounting and loans of the Company and its subsidiaries with Huaneng Finance for 2017, 2018 and the period from 1 January 2019 to 30 September 2019 and the scale expansion and business development needs of the Company and its subsidiaries from 2020 to 2022.

Pricing Policies and Control Measures

Deposits, note discounting and loans are a part of the daily operation of the Company and its subsidiaries, while the commercial terms offered by Huaneng Finance in respect of such transactions to the Company and its subsidiaries are no less favourable than those terms offered by most domestic commercial banks in respect of similar transactions. In the meantime, the Company believes that the safety risk of deposit at Huaneng Finance may be controlled effectively based on the following considerations: (1) as a non-bank financial institution supervised by Beijing Regulatory Authority of the CBRC, Huaneng Finance insists on conducting business in accordance with the law during the course of its daily operation, and has all along endeavoured to prevent financial risks and has established and implemented an effective internal control mechanism during the course of its development, which is in compliance with the regulatory requirements of CBRC in relation to risk control ratios; (2) as the Company holds 20% equity interest in Huaneng Finance, its own interests may be safeguarded by facilitating the regular operation of the shareholders’ meeting, the board of directors and the Risk Control Committee of Huaneng Finance through the lawful exercise of shareholders’ rights. In addition, Huaneng Finance is more efficient than most domestic commercial banks providing similar services for the Company and its subsidiaries in terms of providing note discounting and loan services, which is mainly reflected in the shorter duration to process such transactions. Therefore, the Company believes that it is beneficial to improving the operating efficiency of funds for the Company and its subsidiaries if the note discounting and loan services are provided by Huaneng Finance.

Implication under Hong Kong Listing Rules

As the applicable percentage ratios relating to the scale of the deposit transactions (based on the maximum daily balances of the deposits) with Huaneng Finance contemplated under the Huaneng Finance Framework Agreement calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, they constitute a discloseable transaction to the Company under Chapter 14 of the Hong Kong Listing Rules and also a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules, subject to the annual reporting, announcement under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

With respect to the note discounting and loan advancement, given that the note discounting services and loan advancement services provided by Huaneng Finance are for the benefit of the Company and on normal commercial terms that are comparable to or more favourable than those offered by independent third parties for similar services in the PRC and that no security is granted over the assets of the Company in respect of such services, the transactions for note discounting services and loan advancement services contemplated under the Huaneng Finance Framework Agreement are exempt from all the reporting, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

TIANCHENG LEASING FRAMEWORK AGREEMENT

On 5 December 2016, the Company entered into the leasing framework agreement (“2017-2019 Tiancheng Leasing Framework Agreement”), effective for a term commencing on 1 January 2017 and expiring on 31 December 2019.

On 1 November 2019, the Company entered into the Tiancheng Leasing Framework Agreement with Tiancheng Finance for the purpose of governing the conduct of continuing connected transactions between the Company and Tiancheng Leasing from 2020 to 2022. Tiancheng Leasing Framework Agreement shall be effective from 1 January 2020 to 31 December 2022.

Under the Tiancheng Leasing Framework Agreement, the finance lease business conducted by the Company and its subsidiaries with Tiancheng Leasing includes direct lease and sale-and-leaseback. In conducting finance lease with the Company and its subsidiaries, Tiancheng Leasing shall offer terms in respect of such transactions to the Company and its subsidiaries that are normal commercial terms which shall in any event be no less favourable than those terms can be obtained by the Company and its subsidiaries from independent third parties. Tiancheng Leasing shall provide finance lease services to the Company and its subsidiaries based on those terms. The Company and its subsidiaries shall pay the lease interest to Tiancheng Leasing following the pricing principles as set out in the framework agreement, necessary separate agreement(s) in writing executed by the parties with respect to finance lease and applicable laws.

The finance lease services provided by Tiancheng Leasing include the direct lease and sale-and- leaseback. They are all classified as finance leases and normally possess similar attributes as follows: (i) in relation to direct lease, the lessor (being Tiancheng Lease), based on the choice of the lessee (being the Company or its subsidiaries), acquires the leased property for the direct purpose of leasing it out to the lessee. The lessor owns the title to the leased property. The lessee, pursuant to the relevant agreement(s), shall pay the rent (inclusive of interest) to the lessor during the lease term. At the expiry of the lease term, the lessee is given an option to purchase, or to renew or terminate the lease of, the leased property. In relation to sale-and-leaseback, the lessor (being Tiancheng Leasing), based on the choice of the lessee (being the Company or its subsidiaries), acquires from the lessee the leased property and then leases it back to the lessee. The lessee, pursuant to the relevant agreement(s), shall pay the rent and interests to the lessor during the lease term. At the expiry of the lease term, the lessee is given an option to purchase, or to renew or terminate the lease of, the leased property; (ii) the amount of the lease rent will be determined by reference to the total purchase price of the relevant equipment and the interest agreed by the parties. The interest rate shall be based upon the term loan benchmark rate published by the PBOC from time to time and negotiated and agreed by the parties on arm’s length basis taking into account the market conditions, and shall be no less favourable than those offered to the Company by domestic independent third parties for the provision of similar services. Handling fee (if any) may be charged by Tiancheng Leasing from the Company and its subsidiaries at the time of conclusion of the finance leases under the Tiancheng Leasing Framework Agreement on terms no less favourable than those offered to the Company and its subsidiaries by independent third parties and at such rate as fixed by reference to the charge rates of other major financial institutions in the PRC for finance leases of assets of the same or similar type or the applicable rate (if any) published by the PBOC from time to time in relation to such services and as set forth in the relevant written agreements. The lease interest rate will be decided at the commencement of each finance lease executed pursuant to the Tiancheng Leasing Framework Agreement. In the event the PBOC adjusts the annual benchmark rate for RMB-denominated term loans during the term of relevant finance lease, the lease interest rate will be adjusted accordingly. The transaction amounts shall be paid at the end of each quarter or year or at such other intervals as agreed by the parties; (iii) as to each financial leasing transaction, the Company and Tiancheng Leasing shall enter into separate financial lease(s) pursuant to the terms of the Tiancheng Leasing Framework Agreement so as to give effect to the same; (iv) during the lease term, the title of the leased equipment shall remain vested in Tiancheng Leasing whilst the Company enjoys the usage right of such equipment. Upon the expiry of the lease term, subject to the Company’s fulfilment of its obligations under the relevant finance lease(s) and at the Company’s option, the title of such leased equipment will be transferred to the Company at a nominal consideration; and (v) the lease term will be determined by, amongst others, the useful life of the relevant leased equipment, the financial needs of the Company and the funding availability of Tiancheng Leasing, which in general should not exceed the useful life of such leased equipment. The lease term of relevant financial lease(s) may exceed three years.

Under the 2017 to 2019 Tiancheng Leasing Framework Agreement, with respect to the transaction amount between the Company and its subsidiaries and Tiancheng Leasing, it is estimated that the maximum daily balances of the lease principal (“Lease Principal”) for 2017 would be RMB11 billion and the lease interest and handling fees, if any (collectively, “Lease Interest”) and for 2017 would be capped at RMB600 million; the maximum daily balances of the Lease Principal for 2018 would be RMB12 billion and the Lease Interest for 2018 would be capped at RMB800 million; and the maximum daily balances of the Lease Principal for 2019 will be RMB15 billion and the Lease Interest for 2019 would be capped at RMB1 billion.

For the years ended 2017 and 2018, and the period from 1 January 2019 to 30 September 2019, the maximum daily balances of the Lease Principal between the Company and its subsidiaries and Tiancheng Leasing was RMB5.11 billion (audited), RMB4.267 billion (audited) and RMB2.15 billion (unaudited), respectively, and the Lease Interest was RMB210 million (audited), RMB145 million (audited) and RMB31 million (unaudited), respectively.

Under the Tiancheng Leasing Framework Agreement, with respect to the transaction amount between the Company and its subsidiaries and Tiancheng Leasing for the period from 2020 to 2022, it is estimated that the Lease Principal (the maximum daily balances of the Lease Principal each year) will be RMB10 billion and the Lease Interest will be capped at RMB490 million. The estimates on the caps of such transactions are based on the investment demand of the Company in power field represented by new energy resources, the investment and financing demands in such technological transformation field as ultra-low emission of coal-based power units in the following years.

Launching routine connected transactions of finance lease will help the Company to broaden its financing channels, raise low-cost funds and control financing risks and financing costs, thus facilitating the business development and smooth operations of the Company. Under the current circumstances, finance leases, in particular direct lease business, will help to reduce the cash costs of purchasing necessary equipment for the Company and its subsidiaries, thereby increasing financial resources for other business development activities.

The processing time for approval of one-off connected transactions is relatively long and it is difficult to meet the needs of commencing direct lease business. After replacing the business tax with value- added tax, the financial leasing form of Tiancheng Leasing is changed from sale and leaseback to direct lease. The direct lease business will be launched at the time of procurement of new equipment for the main businesses, so payments should be made at a pace matching with the relevant provisions of the main business equipment procurement contracts, so that services will be more flexible and convenient. On the other hand, flexible and convenient services have relatively high requirements on business examination and approval effectiveness. Tiancheng Leasing is required to maintain a smooth channel for connected transactions with the Company, such that its launch of the relevant products could be tuned with the exact timing for financing as required by the Company and its subsidiaries.

Tiancheng Leasing relies on the strong industry background of Huaneng Group, and is a professional leasing company specialising in renewables and environmental protection. The terms offered to the Company and its subsidiaries by Tiancheng Leasing are offered on normal commercial terms and are not less favourable than those which the Company and its subsidiaries may obtain from independent third parties. As a member within Huaneng Group, Tiancheng Leasing can design a better financial leasing plan according to the requirements of the project units of the Company and adopt a more flexible repayment method, thus achieving a better match between rental payments and the operating cash flows of the project. The Company is a shareholder of Tiancheng Leasing, and the income generated by the sound operations of Tiancheng Leasing will bring substantial dividends to the shareholders.

The Lease Interest will be determined by the parties after arm’s length negotiations, taking into account the market conditions and referring to the benchmark lending rates (Note 1) for term loans promulgated by PBOC from time to time, and will be no less favourable than the terms offered to the Company by domestic independent third parties for provision of similar services. Handling fee (if any) may be charged by Tiancheng Leasing from the Company and its subsidiaries at the time of conclusion of the finance leases under the Tiancheng Leasing Framework Agreement on terms no less favourable than those offered to the Company and its subsidiaries by independent third parties and at such rate as fixed by reference to, among others, the charge rates of other major financial institutions in the PRC for finance leases of assets of the same or similar type or the applicable rate (if any) published by the PBOC from time to time in relation to such services and as set forth in the relevant written financial lease(s) (Note 2).

Note 1: The interest rates for RMB-denominated term loans published by PBOC as of the date of this announcement are set out below for information only:

(a)	4.35% for loans with a term of not more than one year (inclusive of one year);

(b)	4.75% for loans with a term of more than one year but not more than five years (inclusive of five years); and

(c)	4.90% for loans with a term of over five years.

Note 2: There is currently no available rate published by PBOC in this respect and in the event that PBOC publishes any such rate in the future during the term of the separate written financial lease(s) under the Tiancheng Leasing Framework Agreement, Tiancheng Leasing and the Company and its subsidiaries will determine the handling fee by reference to such rate, which will be given priority over the rates adopted by other domestic major financial institutions.

The rate of the Lease Interest will be determined at the commencement of each financial lease under the Tiancheng Leasing Framework Agreement. In the event that PBOC adjusts the annual benchmark lending rate for RMB-denominated term loans during the term of the relevant financial lease, the lease interest rate will be adjusted accordingly. The transaction amounts shall be paid at the end of each quarter or year or at such other intervals as agreed by the parties.

Pricing Policies and Control Measures

The Directors and senior management of the Company will monitor closely and review regularly the financial leasing transactions contemplated under the Tiancheng Leasing Framework Agreement. The Company will adopt a series of risk management arrangements, and endeavour to maintain, in relation to the financial leasing transactions, the independence of the Company; the fairness of the amount of each financial lease(s); the fairness of the terms of the transactions; and the right of choice of the Company to obtain financial lease services from independent third parties other than Tiancheng Leasing.

The control measures to be taken by the Company include:

(i)	each financial leasing transaction under the Tiancheng Leasing Framework Agreement is conducted on a non-exclusive basis;

(ii)
before considering conducting financial leasing transactions, the Company will obtain terms and rate(s) of interests etc. relating to financial leasing transactions from major financial leasing companies (who are independent of the Company and the connected persons of the Company) within the PRC, and compare the same with the benchmark lending rate(s) for term loans promulgated by PBOC from time to time in order to allow the Company to obtain the most favourable terms relating to financial leasing transactions, to maximise the Company’s overall interests in the transactions, and to reduce the transaction costs and time of the Company;

(iii)
in respect of the financial lease(s) involving equipment newly acquired by Tiancheng Leasing, the transaction amount will be determined based on the total purchase cost of the relevant equipment as approved by the Company. The approval procedures usually include the Company obtaining quotations from more than one supplier who are independent of the Company and the connected persons of the Company for providing similar equipment on comparable terms;

(iv)
the contract management department will strictly review contracts, the contract enforcement department will timely monitor the amount of connected transactions, and the relevant functional departments will supervise the compliance monitoring during the performance of the financial leasing transactions. In addition to the annual review of the performance of agreements by the independent non-executive Directors and the Company’s auditors, the independent non- executive Directors will also review and confirm whether the Company’s financial leasing transactions with Tiancheng Leasing are fair, whether the amount and interest rate are reasonable and whether they are in the interests of the Shareholders as a whole. The Company’s supervisors will also monitor the working arrangements involved in the Company’s continuing connected transactions, and review whether the Company’s transactions are fair and conducted at reasonable transaction prices.

Entering into the Tiancheng Leasing Framework Agreement will help the Company to broaden its financing channels and raise relatively low-cost funds. It enables the Company to control financing risks and financing costs at times when the size of bank loans is still tightened up, and will facilitate the smooth development and operation of the Company’s business.

Implication under Hong Kong Listing Rules

As the applicable percentage ratios relating to the maximum daily balances of the Lease Principal with Tiancheng Leasing contemplated under the Tiancheng Leasing Framework Agreement calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transaction constitute a discloseable transaction to the Company under Chapter 14 of the Hong Kong Listing Rules and also a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules, subject to the annual reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and Independent Shareholders’ approval under the Hong Kong Listing Rules.

BOARD’S CONFIRMATION

The Board has considered and approved the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the Tiancheng Leasing Framework Agreement and the transactions and estimates of relevant caps of the transactions under each of such agreements. Pursuant to the Shanghai Listing Rules and Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Shu Yinbiao, Huang Jian and Wang Yongxiang, all being Directors of the Board being regarded as having a material interest in the continuing connected transactions given their management positions in Huaneng Group or its associate, abstained from voting on the Board resolutions relating to the execution of such agreements. The resolution was voted by Directors who are not connected to the transactions.

EXTRAORDINARY GENERAL MEETING

Under the Hong Kong Listing Rules, the conduct of purchase of coal and transportation services (including the proposed caps) by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest) require Independent Shareholders’ approval. However, pursuant to the Shanghai Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the Shanghai Listing Rules) as set out in this announcement shall be approved by the Independent Shareholders of the Company. The Company proposes to convene an extraordinary general meeting in December 2019 to seek approval from Independent Shareholders on (among others) the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement, the terms of the deposit transaction (including the maximum daily balances thereof)

contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest). Huaneng Group and its associates (holding an aggregate of 7,154,980,866 ordinary shares in the Company, representing approximately 45.58% of the total issued shares of the Company as at the date of this announcement) will abstain from voting on the resolutions, among others, with respect to the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest) at such extraordinary general meeting, at which the proposed resolutions will be passed by way of ordinary resolutions and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee of the Company will advise the Independent Shareholders in connection with the transaction regarding purchase of coal and transportation services (including the proposed caps) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest) and will appoint the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders regarding the purchase of coal and transportation services (including the proposed caps) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest).

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall despatch a circular containing, inter alia, further details of the continuing connected transactions for the purchase of coal and transportation services (including the proposed caps) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest), a letter from the Independent Board Committee and an opinion of the Independent Financial Advisor to the shareholders as soon as possible but in any event not later than 2 December 2019.

Under the Hong Kong Listing Rules, the Independent Financial Adviser is required to opine only on the continuing connected transactions relating to the purchase of coal and transportation services (including the proposed caps) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease

Interest) and, in which case, the Independent Financial Adviser will not provide opinions on the other transactions contemplated under the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement (collectively, the “Other Transactions”). Notwithstanding such arrangement, the Company still plans to include details of the Other Transactions in the circular to be issued so that shareholders of the Company will have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the Tiancheng Leasing Framework Agreement. The Company believes that on such basis, the Independent Shareholders will be provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolutions.

DEFINITIONS

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules
“Board”	the board of Directors of the Company
“Company”	Huaneng Power International, Inc.
“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules
“Director(s)”	the director(s) of the Company
“HIPDC”	Huaneng International Power Development Corporation
“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
“Huaneng Finance”	China Huaneng Finance Corporation Limited
“Huaneng Finance Framework Agreement”
the framework agreement on the continuing connected transactions (for 2020-2022) between Huaneng Power International, Inc. and China Huaneng Finance Corporation Limited entered into between the Company and Huaneng Finance on 1 November 2019

“Huaneng Group”	China Huaneng Group Co., Ltd.
“Huaneng Group Framework Agreement”
the framework agreement on the continuing connected transactions for 2020 between Huaneng Power International, Inc. and China Huaneng Group Co., Ltd. entered into between the Company and Huaneng Group on 1 November 2019

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited

“Independent Shareholders”	shareholders of the Company other than Huaneng Group and its associates
“Independent Board Committee”
a committee of the Board established for the purpose of considering the transactions regarding the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement, the deposit transactions (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest), comprising independent non-executive Directors who are independent of these transactions

“Independent Financial Adviser”, “Gram Capital”
Gram Capital Limited, a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the Securities and Futures Ordinance (Cap.571 of the laws of Hong Kong), an independent financial adviser to be appointed to advise the Independent Board Committee and the Independent Shareholders on the transactions regarding the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest)

“PBOC”	The People’s Bank of China;
“PRC”	The People’s Republic of China
“RMB”	Renminbi, the lawful currency of the PRC
“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules
“Tiancheng Leasing”	Huaneng Tiancheng Financial Leasing Co., Ltd. (華能 天成融資租賃有限公司)

“Tiancheng Leasing Framework Agreement”
the framework agreement on the continuing connected transactions (for 2020-2022) between Huaneng Power International, Inc. and Huaneng Tiancheng Financial Leasing Co., Ltd. entered into between the Company and Tiancheng Leasing on 1 November 2019

By Order of the Board Huaneng Power International, Inc. Huang Chaoquan Company Secretary

As at the date of this announcement, the Directors of the Company are:

Shu Yinbiao (Executive Director)
Huang Jian (Non-executive Director)
Wang Yongxiang (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Yue Heng (Independent Non-executive Director)
Xu Mengzhou (Independent Non-executive Director)
Liu Jizhen (Independent Non-executive Director)
Xu Haifeng (Independent Non-executive Director)
Zhang Xianzhi (Independent Non-executive Director)

Beijing, the PRC
2 November 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     November 4, 2019